                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment __)*


                              VCAMPUS CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  92240C 10 0
                                (CUSIP Number)

                             Jeffrey C. McCandless
              Vice President, Finance and Chief Financial Officer
                              Mastech Corporation
                                1004 McKee Road
                               Oakdale, PA 15071
                                (412)-787-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 11, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP: 92240C10 0                                        PAGE   OF    PAGES
-----------------------                                  ---------------------

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      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS;

      Mastech Corporation
      I.R.S. IDENTIFICATION NO: 25-1802235
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d) OR
      2(e)                                                 [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,586,253*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,586,253*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,586,253 shares*

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                            [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.9%
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      TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
14
      CO
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________________
* Includes 450,000 shares of Common Stock subject to a Warrant held by Mastech Corporation. The Warrant vests in one-third (1/3) increments on the 2nd, 4th and 6th month anniversaries of January 11, 2000.

CUSIP:   92240C 10 0
Item 1.  Security and Issuer

     (a)  Name of Principal Executive Offices of the Issuer

          VCampus Corporation
          8251 Greensboro Drive, Suite 500
          McClean, Virginia 22102

Item 2.   Identity And Background

     (a)  Name of Person Filing:

          Mastech Corporation

     (b)  Address of Principal Business Office:

          1004 McKee Road
          Oakdale, PA 15071

     (c)  Principal Business:

          Information technology services including e-business solutions, enterprise solutions implementation, network services, customer relationship and supply chain management solutions and applications design, development and maintenance.

     (d)  Criminal Proceedings

          During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

     (e)  Civil Proceedings

          During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Place of Organization

          Pennsylvania

     Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

Item 3.   Source And Amount Of Funds Or Other Consideration

     (a)  Source of Funds

          Funds for the purchase of the Shares (as defined in Item 4) were derived from the Reporting Person's working capital.

     (b)  Amount of Funds

          The Reporting Person paid Four Million One Hundred Thirteen Thousand Two Hundred Thirty Five Dollars and Eighty Six Cents ($4,113,235.86) to acquire the Shares (as defined in Item 4).

Item 4.   Purpose Of Transaction

     Pursuant to a Stock Purchase Agreement dated January 11, 2000, between the Reporting Person and the Issuer, the Reporting Person agreed to purchase from the Issuer 1,136,253 shares of Common Stock and a Warrant to purchase an additional 450,000 shares of Common Stock for the aggregate consideration of $4,113,235.86. This purchase price was determined by taking a fifteen (15) day average of the Issuer's stock price for the period ending January 3, 2000 and adding a 20% premium to arrive at a per share price of $3.62.

     The Reporting Person will hold the Shares as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Shares, through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares as an investment.

     For so long as the Reporting Person holds at least 5% of the Issuer's issued and outstanding Common Stock, the Issuer will cause its Board of Directors to nominate a representative selected by the Reporting Person for election by the shareholders of the Issuer to serve on its Board of Directors.

     Except as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the actions set forth in Item 4 of Schedule 13D.

Item 5.  Interest In Securities Of The Issuer

     The information contained in Item 4 is incorporated herein by this reference.

     (a)  Number of Shares Beneficially Owned:       1,586,253/*/

          Right to Acquire                           450,000/*/

          Percent of Class                           27.9% (based on 5,684,110
                                                     shares of Common Stock
                                                     outstanding, determined
                                                     from the representations
                                                     and warranties made by the
                                                     Issuer to the

________________________

* Includes 450 shares of Common Stock subject to a Warrant held by Mastech Corporation. The warrant vest in one-third (1/3) increments on the 2nd, 4th, and 6th month anniversaries of January 11, 2000.

CUSIP: 92240C 10 0
                                                     Reporting in the Purchase
                                                     Agreement).

     (b)  Sole Power to Vote, Direct                 1,586,253/*/
          the Vote of, or  Dispose of Shares:

     (c)  Recent Transactions                        See Item 4.

     (d)  Rights with Respect to Dividends           N/A
          or Sales  Proceeds:

     (e)  Date of Cessation of Five Percent          N/A
          Beneficial  Ownership:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Under the Registration Rights Agreement by and between the Issuer and the Reporting Person, dated January 11, 2000, the Reporting Person has the right to have all of its shares of the Issuer's Common Stock (including any shares acquired pursuant to the terms of the Warrant), included in any registration statement that the Issuer proposes to file (excluding registration statements on Forms S-4 or S-8 or any successor or similar form). In the event that any registration shall be, in whole or in part, an underwritten public offering of Common Stock, the number of the Reporting Person's shares of Common Stock that may be included in such an underwriting may be reduced to the extent that the managing underwriter is of the opinion that such inclusion would materially adversely affect the marketing of the securities to be sold by the Issuer under such registration statement.

          Also under the Registration Rights Agreement, the Reporting Person has the right to demand that the Issuer register the Reporting Person's shares of the Issuer's Common Stock. The Issuer is obligated to use its best efforts to effect such registration as expeditiously as possible. Such demand may be made once per year and no more than five times during the term of the Registration Rights Agreement. During the first two years of the Registration Rights Agreement, the Issuer can satisfy its obligations under these demand registration rights by registering the offer and sale of the Reporting Person's Common Stock of the Issuer on Form S-3 in the manner contemplated by Rule 415 of the Securities Act (a "Shelf Registration"). After the two year period, the Reporting Person can require the Issuer to register the Common Stock held by the Reporting Person on any applicable form including Form S-1. The registration rights of the Reporting Person are set forth more fully in the Registration Rights Agreement attached hereto as an Exhibit.

          Under the Stock Purchase Agreement by and between the Issuer and the Reporting Person, dated January 11, 2000, the Reporting Person cannot take certain actions without the consent of the Issuer including acquiring more than 5% of the Issuer's Common Stock in a twelve month period, initiating a proxy solicitation regarding the election of directors, or initiating an Acquisition Proposal as that term is defined in the Stock Purchase Agreement (the "Reporting

________________________

* Includes 450 shares of Common Stock subject to a Warrant held by Mastech Corporation. The warrant vest in one-third (1/3) increments on the 2nd, 4th, and 6th month anniversaries of January 11, 2000.

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Person's Covenants"). The Reporting Person's Covenants terminate upon the earlier of January 11, 2007 or upon the occurrence of certain other events described more fully in the Stock Purchase Agreement attached hereto as an Exhibit.

     Also under the Stock Purchase Agreement by and between the Issuer and the Reporting Person, dated January 11, 2000, the Reporting Person is obligated to provide notice to the Issuer of any intent to transfer or privately sell more than 10% of the Issuer's then outstanding Common Stock in any three month period to any party who is not an Affiliate of the Reporting Person. The Issuer will upon receipt of such notice have the right to purchase all but not part of the Common Stock specified in the notice provided by the Reporting Person. If the Issuer exercises this "right of first refusal," then the Reporting Person and the Issuer will be obligated under the terms of the Stock Purchase Agreement to consummate the purchase contemplated thereby. If the Issuer does not exercise its "right of first refusal," then the Reporting Person is free, during the period of ninety days following the expiration of the Issuer's time to exercise such right, to sell the Common Stock that was specified in the Reporting Person's Notice to the Issuer. This right of first refusal is more fully explained in the Stock Purchase Agreement attached hereto as an Exhibit.

     In addition, under the Stock Purchase Agreement by and between the Issuer and the Reporting Person, dated January 11, 2000, the Reporting Person cannot make any sale or exchange of the Issuer's Common Stock in response to a tender offer initiated by a third party without first providing the Issuer with a right of first refusal. This right to acquire such shares is more fully explained in the Stock Purchase Agreement attached hereto as an Exhibit.

Item 7.  Material To Be Filed As Exhibits

1. Stock Purchase Agreement, dated January 11, 2000, by and between VCampus Corporation and Mastech Corporation.

2. Registration Rights Agreement, dated January 11, 2000, by and between VCampus Corporation and Mastech Corporation.

3. Warrant dated January 11, 2000, issued by VCampus Corporation to Mastech Corporation.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000       /s/ Ajmal Noorani
                              -----------------
                              Ajmal Noorani
                              Vice President, E Business Solutions Division

CUSIP: 92240C 10 0

                                    ANNEX A
                                    -------

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                              MASTECH CORPORATION

     The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of Mastech Corporation. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is Mastech Corporation, 1004 McKee Road, Oakdale PA 15071.

                       DIRECTORS OF MASTECH CORPORATION

Sunil Wadwhani                Co-Chairman and Chief Executive Officer of Mastech
                              Corporation.

Ashok Trivedi                 Co-Chairman and President of Mastech Corporation.

Ed Yourdon                    Information Technology Consultant. His business
                              address is: P.O. Box 840, Arroy Seco, NM 87514,

Michel Berty                  Consultant. His business address is: MBY
                              Consultants, Inc., 40 Sayres Path, P.O. Box 466,
                              Wainscott, NY 11975

J. Gordon Garrett             President & CEO of Ricoh - Canada, Inc. His
                              business address is: 4100 Younge Street, Suite
                              600, North York, Ontario M2P 2B5.


                   EXECUTIVE OFFICERS OF MASTECH CORPORATION
                         (WHO ARE NOT ALSO DIRECTORS)

Murali Balasubamanyam         Co-Managing Director of Scott Systems, a wholly
                              owned subsidiary of Mastech Corporation

Jeffrey McCandless            Vice President, Finance and Chief Financial
                              Officer

Ajmal Noorani                 Vice President, E Business Solutions

Sushma Rajagopalan            Vice President, Global Resourcing and Recruiting

Steven Shangold               Senior Vice President, U.S. Client Services

Michael Zugay                 Vice President, Corporate Development

                                       1